

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
6280 America Center Drive
San Jose, CA 95002

> **Re: Hewlett Packard Enterprise Company**
> **Form 10-K for Fiscal Year Ended October 31, 2019**
> **Filed December 13, 2019**
> **File No. 001-37483**

Dear Mr. Robbiati:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services